iROBOT CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Legal Name	Jurisdiction of Incorporation/Formation

iRobot Securities Corporation	Massachusetts
iRobot US Holdings Inc.	Delaware
iRobot Holdings LLC.	Delaware
iRobot (India) Private Limited	India
Guangzhou iRobot Technology Consulting Company Limited	China
Shanghai iRobot Robot Trading Co., Ltd.	China
iRobot (HK) Limited	Hong Kong